Exhibit 3.1

STEADFAST APARTMENT REIT, INC.

Articles Supplementary

Class A Convertible Shares

Steadfast Apartment REIT, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Article V of the charter of the Corporation (the “Charter”) and Section 2-105 of the Maryland General Corporation Law, the Board of Directors of the Corporation (the “Board of Directors”) by duly adopted resolutions classified and designated 1,000 shares of authorized but unissued Common Stock, $0.01 par value per share, of the Corporation as shares of Class A non-participating, non-voting convertible stock, $0.01 par value per share (“Class A Convertible Shares”), with the following preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article V of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:

Class A Convertible Shares

1.    Designation and Number. There shall be a series of stock designated as the Class A non-participating, non-voting convertible stock, $0.01 par value per share (“Class A Convertible Shares”). The number of authorized Class A Convertible Shares is 1,000.

2.    Definitions. As used in these Articles Supplementary, capitalized terms that are not otherwise defined herein shall have the meaning set forth in the Charter and the following terms shall have the following meanings:

Class A Advisory Agreement Termination. The term “Class A Advisory Agreement Termination” shall have the meaning as provided in Section 5(c) herein.

Class A Change of Control. The term “Class A Change of Control” shall mean any event (including, without limitation, an issuance, transfer or other disposition of Common Shares, a merger, a share exchange or a consolidation) after which any “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-j of the Exchange Act), directly or indirectly, of securities of the Corporation representing greater than 50% or more of the combined voting power of the Corporation’s then outstanding securities, on a fully diluted basis; provided, that, a Change of Control shall not be deemed to occur as a result of any widely distributed public offering of the Common Shares.

Class A Conversion Product. The term “Class A Conversion Product” shall mean the product of 0.15 multiplied by the amount, if any, by which (X) the sum of the Class A Enterprise Value as of the date of the Class A Triggering Event plus total Class A Distributions paid to holders of Common Equity through the date of the Class A Triggering Event, exceeds (Y) the sum of Class A Invested Capital plus the total Class A Distributions required to pay the Stockholders’ 6% Return as of the date of the Class A Triggering Event.

Class A Distributions. The term “Class A Distributions” shall mean any distributions of money or other property by the Corporation, SIR and STAR III to their respective holders of Common Equity, including in each case without limitation, distributions that may constitute a return of capital for federal income tax purposes and Special Distributions.

Class A Enterprise Value. The term “Class A Enterprise Value” shall mean the actual value of the Corporation, excluding the aggregate gross issue price and aggregate liquidation preference of any Preferred Shares issued by the Corporation and outstanding at such time, valued as a going concern based on the difference between (1) the value of all of its assets as determined by the Board of Directors, including a majority of the Independent Directors, and (2) all of its liabilities as set forth on its balance sheet for the period ended immediately prior to the determination date; provided that if the holder of Class A Convertible Shares disagrees as to the Class A Enterprise Value as determined by the Board of Directors, then the holder of Class A Convertible Shares and the Corporation shall each name one appraiser and the two named appraisers shall promptly agree in good faith to the appointment of one other appraiser whose determination of the Class A Enterprise Value shall be final and binding on the Corporation and holder of Class A Convertible Shares as to Class A Enterprise Value. The cost of any appraisal shall be split evenly between the Corporation and the holder of Class A Convertible Shares; provided further that (A) if the Class A Enterprise Value is being determined in connection with a Class A Change of Control that establishes the value of the Common Shares, then the Class A Enterprise Value shall be the value of the Common Shares established thereby, and (B) if the Class A Enterprise Value is being determined in connection with a Listing, then the Class A Enterprise Value shall be equal to the number of outstanding Common Shares multiplied by the closing price of a single Common Share averaged over a period of 30 trading days during which the Common Shares are listed or quoted for trading after the date of Listing. Such period of 30 consecutive trading days shall begin on the day 150 days after the initial date of Listing, or the first trading day thereafter. For purposes hereof, a “trading day” shall be any day on which the exchange on which the Common Shares are listed is open for trading and whether or not there is an actual trade of Common Shares on any such day. The determination of Class A Enterprise Value pursuant to (A) or (B) as applicable shall be conclusive, and the holder of Class A Convertible Shares shall not have a right to seek an appraisal in those instances; however the holder of Class A Convertible Shares would retain all rights available to it at law and in equity.

Class A Invested Capital. The term “Class A Invested Capital” shall mean the amount calculated by multiplying the total number of shares of Common Equity originally issued by the Corporation, SIR and STAR III (excluding Common Shares issued in the SIR Merger and the STAR III Merger) by the gross issue price of each share of Common Equity; provided that, solely for purposes of calculating the Stockholders’ 6% Return, such amount shall be reduced by the amount of any Special Distributions, which reduction in each such event shall only be for the period beginning on the payment date of such Special Distributions.

Class A Triggering Event. The term “Class A Triggering Event” shall have the meaning as provided in Section 5(a) herein.

Common Equity. The term “Common Equity” means Common Shares, shares of common stock, $0.01 par value per share, of SIR and shares of common stock (including Class A Common Stock, Class R Common Stock and Class T Common Stock), $0.01 par value per share, of STAR III.

Operating Partnership. The term “Operating Partnership” shall mean Steadfast Apartment REIT Operating Partnership, L.P.

SIR. The term “SIR” shall mean Steadfast Income REIT, Inc.

SIR OP. The term “SIR OP” shall mean Steadfast Income REIT Operating Partnership, L.P.

SIR Merger. The term “SIR Merger” shall mean the merger of SIR with and into a subsidiary of the Corporation pursuant to that certain Agreement and Plan of Merger, dated August 5, 2019, among SIR, SIR OP, the Corporation, the Operating Partnership and SI Subsidiary, LLC.

Special Distribution. The term “Special Distribution” shall mean the amount paid by the Corporation, SIR or STAR III (a) for any Class A Distribution or portion of a Class A Distribution that is determined at any time and in good faith by the Board of Directors to be a “special distribution” (as opposed to an “ordinary distribution”), (b) to repurchase Common Equity pursuant to an issuer self-tender offer or (c) for any other repurchase of Common Equity. For the avoidance of doubt, the $1.00 distribution paid by SIR to its stockholders of record as of the close of business on April 20, 2018 shall constitute a “Special Distribution.”

STAR III. The term “STAR III” means Steadfast Apartment REIT III, Inc.

STAR III OP. The term “STAR III OP” means Steadfast Apartment REIT III Operating Partnership, L.P.

STAR III Merger. The term “STAR III Merger” shall mean the merger of STAR III with and into a subsidiary of the Corporation pursuant to that certain Agreement and Plan of Merger, dated August 5, 2019, among STAR III, STAR III OP, the Corporation, the Operating Partnership and SIII Subsidiary, LLC.

Stockholders’ 6.0% Return. The term “Stockholders’ 6% Return” shall mean, as of any date, an aggregate amount equal to a 6.0% cumulative, non-compounded, annual return on Class A Invested Capital commencing on the date of original issuance of each share of Common Equity by the Corporation, SIR and STAR III, as applicable. For the purposes of this definition, Class A Invested Capital is a number that will be increased as equity capital is raised and decreased with the payment of a Special Distribution.

3.    Distribution Rights. The holders of any outstanding Class A Convertible Shares shall not be entitled to receive dividends or other distributions on the Class A Convertible Shares.

4.    Voting Rights.

(a)    Except for the voting rights expressly conferred by Section 4(b) herein, the holders of the outstanding Class A Convertible Shares shall not be entitled to (1) vote on any matter, or (2) receive notice of, or to participate in, any meeting of Stockholders at which they are not entitled to vote.

(b)    The affirmative vote of the holders of more than two-thirds of the outstanding Class A Convertible Shares, voting together as a single class for such purposes with each share entitled to vote, shall be required to (1) adopt any amendment, alteration or repeal of any provision of the Charter that materially and adversely changes the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption of the Class A Convertible Shares (it being understood that an increase in the number of Directors is not a material and adverse change) and (2) effect or validate a consolidation with or merger of the Corporation into another entity, or a consolidation with or merger of another entity into the Corporation, unless in each such case each Class A Convertible Share (A) shall remain outstanding without a material and adverse change to its terms and rights or (B) shall be converted into or exchanged for shares of stock or other ownership interest of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other Class A Distributions, qualifications and terms or conditions of redemption thereof identical to that of a Class A Convertible Share (except for changes that do not materially and adversely affect the holders of the Class A Convertible Share); provided, however, that this vote shall be in addition to any other vote or consent of Stockholders required by law or by the Charter.

5.    Conversion.

(a)    Each outstanding Class A Convertible Share shall convert into a number of Common Shares as and at the time set forth in paragraph (b) of this Section 5, automatically and without any further action required, upon the occurrence of the first to occur of any of the following events (the “Class A Triggering Event”): (A) the date when total Class A Distributions in an amount equal to or in excess of the sum of Class A Invested Capital and the Stockholders’ 6% Return have been paid; (B) a Listing; or (C) a Class A Advisory Agreement Termination.

(b)    Upon a Class A Triggering Event, each Class A Convertible Share shall be converted into a number of Common Shares equal to 1/1000 of the quotient of (I) the Class A Conversion Product divided by (II) the quotient of the Class A Enterprise Value divided by the number of outstanding Common Shares (on an as converted basis) on the date of the Class A Triggering Event. The conversion, in the case of conversion upon Listing, shall occur once the Class A Enterprise Value has been determined in accordance with Section 2. In the event of a termination or expiration without renewal of the Advisory Agreement with the Advisor due to (i) fraud, criminal conduct, willful misconduct, gross negligence or negligent breach of a fiduciary duty by the Advisor or (ii) a material breach by the Advisor of the Advisory Agreement, the Class A Convertible Shares will be redeemed for $1.00.

(c)    A “Class A Advisory Agreement Termination” shall mean a termination or expiration without renewal (except to the extent of a termination or expiration with the Corporation followed by the adoption of the same or substantially similar Advisory Agreement with a successor, whether by merger, consolidation, sale of all or substantially all of the Assets, or otherwise) of the Corporation’s Advisory Agreement with the Advisor for any reason except for a termination or expiration without renewal due to (i) fraud, criminal conduct, willful misconduct, gross negligence or negligent breach of a fiduciary duty by the Advisor or (ii) a material breach by the Advisor of the Advisory Agreement.

(d)    If, in the judgment of the Board of Directors, full conversion of the Class A Convertible Shares would cause (i) a Stockholder (other than an Excepted Holder) to Beneficially Own or Constructively Own Shares in excess of the Aggregate Share Ownership Limit, (ii) a Stockholder (other than an Excepted Holder) to Beneficially Own or Constructively Own Common Shares in excess of the Common Share Ownership Limit, (iii) an Excepted Holder to Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder, (iv) Shares to be beneficially owned by less than 100 Persons or (v) the Corporation otherwise to fail to qualify as a REIT, then only such number of Class A Convertible Shares (or fraction thereof) shall be converted into Common Shares such that (i) a Stockholder (other than an Excepted Holder) would not Beneficially Own or Constructively Own Shares in excess of the Aggregate Share Ownership Limit, (ii) a Stockholder (other than an Excepted Holder) would not Beneficially Own or Constructively Own Common Shares in excess of the Common Share Ownership Limit, (iii) an Excepted Holder would not Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder, (iv) Shares will not be beneficially owned by less than 100 Persons or (v) the Corporation will not otherwise fail to qualify as a REIT. Each remaining Class A Convertible Share shall convert as provided herein when the Board of Directors determines that conversion of the Class A Convertible Share would not cause (i) a Stockholder (other than an Excepted Holder) to Beneficially Own or Constructively Own Shares in excess of the Aggregate Share Ownership Limit, (ii) a Stockholder (other than an Excepted Holder) to Beneficially Own or Constructively Own Common Shares in excess of the Common Share Ownership Limit, or (iii) an Excepted Holder to Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder, (iv) Shares to be beneficially owned by less than 100 Persons or (v) the Corporation otherwise to fail to qualify as a REIT. The Board of Directors shall consider whether it can make this determination at least once per quarter following a Class A Triggering Event.

(e)    As promptly as practicable after a Class A Triggering Event, the Corporation shall issue and deliver to each holder of Class A Convertible Shares a certificate or certificates representing the number of Common Shares into which his, her or its Class A Convertible Shares were converted (or shall cause the issuance of the Common Shares to be reflected in the Corporation’s stock ledger, if the Common Shares are uncertificated). The person in whose name the Common Shares are issued shall be deemed to have become a Stockholder of record on the date of conversion.

(f)    The issuance of Common Shares on conversion of outstanding Class A Convertible Shares shall be made by the Corporation without charge for expenses or for any tax in respect of the issuance of the Common Shares.

(g)    In the event of any reclassification or recapitalization of the outstanding Common Shares (except a change in par value, or from no par value to par value, or subdivision or other split or combination of Common Shares), or in case of any consolidation or merger to which the Corporation is a party, except a merger in which the Corporation is the surviving corporation and which does not result in any reclassification or recapitalization, the Corporation or the successor or purchasing business entity shall provide that the holder of each Class A Convertible Share then outstanding shall thereafter continue to have the right, with as nearly the same economic rights and effects as possible, to convert, upon a Class A Triggering Event, the Class A Convertible Shares into the kind and amount of stock and other securities and property received by holders of the Common Shares of the Corporation in connection with the reclassification, recapitalization, consolidation or merger. The provisions of this Section 5(g) shall similarly apply to successive reclassifications, recapitalizations, consolidations or mergers.

(h)    Common Shares issued on conversion of Class A Convertible Shares shall be issued as fully paid Common Shares and shall be nonassessable by the Corporation. The Corporation shall, at all times, reserve and keep available, for the purpose of effecting the conversion of the outstanding Class A Convertible Shares, the number of its duly authorized Common Shares as shall be sufficient to effect the conversion of all of the outstanding Class A Convertible Shares.

(i)    Class A Convertible Shares converted as provided herein shall become authorized but unissued Common Shares.

SECOND: The Class A Convertible Shares have been classified and designated by the Board of Directors under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Chief Financial Officer on this 5th day of March, 2020.

ATTEST:		STEADFAST APARTMENT REIT, INC.

By:	/s/ Kevin J. Keating	By:	/s/ Rodney F. Emery
	Name: Kevin J. Keating Title: Chief Financial Officer		Name: Rodney F. Emery Title: Chief Executive Officer